UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: December 3, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filings on December 3, 2020.

SEQ_NO: 1

Date of announcement: 2020/12/03

Time of announcement: 16:32:38

Subject: Supplementing the announcement on Feb. 12, 2020 of Universal Scientific Industrial (Shanghai) Co., Ltd. indirectly acquire equity in Financiere AFG S.A.S.

Date of events: 2020/12/01

To which item it meets: paragraph 20

Statement:

1.Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): 100% shares of Financiere AFG S.A.S. (“FAFG”). FAFG is a holding company which holds Asteelflash Group S.A. (“AFG”). AFG is a global electronic manufacture service (“EMS”) company with the head office located in France.

2.Date of occurrence of the event:2020/12/01

3.Amount, unit price, and total monetary amount of the transaction:

The closing consideration was paid in an amount of US$421,481,287 (including cash consideration and share consideration; a specific breakdown of the amount will be summarized below). In addition to the payment of closing consideration, Universal Scientific Industrial (France), a wholly owned subsidiary of Universal Scientific Industrial (Shanghai) Co., Ltd.(“USI”), is obliged to pay an additional amount up to US$42,804,551 in cash, subject to an earn-out mechanism linked to FAFG's business performance provided under the definitive agreement, after the end of year 2022.

The cash consideration was in an amount of US$374,606,287 paid by Universal Scientific Industrial (France) upon closing. Upon making payment of the cash consideration, Universal Scientific Industrial (France) acquired 71,530,174 shares of FAFG (approximately 89.6% of the issued shares of FAFG). USI will issue 25,939,972 new shares as share consideration after closing (issue price of RMB12.64 per share, in total RMB327,881,250, in equivalent of US$46,875,000) in exchange for 8,317,462 shares of FAFG (approximately 10.4% of the issued shares of FAFG).

4.Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Neither FAFG nor its shareholders is a related party of USI.

5.Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6.Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7.Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8.Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: The approvals of antitrust authorities of the US, PRC and European Commission and Taiwan Fair Trade Commission and other relevant competent authorities have been obtained.

10.The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

1.USI’s board meeting for approval.

2.CPA issued an opinion on the reasonableness of the transaction price.

11.Net worth per share of the Company's underlying securities acquired or disposed of: NT$114.75

12.Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

USI contemplates to, through its indirectly wholly owned subsidiary Universal Scientific Industrial (France), pay US$374,606,287 and issue 25,939,972 new shares of USI (issue price of RMB12.64 per share, in total RMB327,881,250, in equivalent of US$46,875,000) to acquire 100% of FAFG's issued shares (79,847,636 shares). Universal Scientific Industrial (France) pledges 89.6% shares of FAFG to Credit Agricole Corporate and Investment Bank as the collateral for the bank facility.

13.Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of securities investment to total assets: 16.10%;

Ratio of securities investment to shareholder's equity: 23.05%;

Operating capital: NT$-36,519,610 thousands.

14.Broker and broker's fee: None

15.Concrete purpose or use of the acquisition or disposal:

To expedite USI's global expansion, reinforce products and customer structure and increase the types of product and customer base to achieve the reasonable layouts of production base.

16.Any dissenting opinions of directors to the present transaction: None

17.Whether the counterparty of the current transaction is a related party: No

18.Date of the board of directors resolution: NA

19.Date of ratification by supervisors or approval by the Audit Committee: NA

20.Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21.Name of the CPA firm: Yangtze CPAs and Co.

22.Name of the CPA: Stan Hu

23.Practice certificate number of the CPA: Taichung CPA Association member certificate number: Zhong-Zi-Kuai-Zheng-Zi No. 0191

24.Whether the transaction involved in change of business model: NA

25.Details on change of business model: NA

26.Details on transactions with the counterparty for the past year and the expected coming year: NA

27.Source of funds: NA

28.Any other matters that need to be specified: The transaction was completed on December 1, 2020. Based on the requirement under Article 49 of Administrative Measures for the Material Asset Reorganizations of Listed Companies (promulgated by China Securities Regulatory Commission), USI should make an announcement within three working days following the transaction completion date; and the announcement should include a conclusion opinion issued by an independent financial advisor and a law firm. As the financial advisor and the law firm cannot initiate the process for due diligence and issue the conclusion opinion without reviewing all documents necessary for completion of the transaction, USI makes the announcement on December 3, 2020 pursuant to the “Material Asset Reorganizations of Listed Companies” as mentioned above. The Company therefore makes this supplementary announcement on the same day when USI makes the relevant announcement through the website of Shanghai Stock Exchange. The matters in relation to the present transaction that USI are required to disclose pursuant to the regulations of Shanghai Stock Exchange are available at the website of Shanghai Stock Exchange.

Supplementing the announcement on Feb. 12, 2020, this transaction has been approved by antitrust authorities of the US, PRC and European Commission and Taiwan Fair Trade Commission and other relevant competent authorities.